Exhibit 99.22

CSR5 GLOBAL AND QUANTUM EMOTION CORP. ANNOUNCE GROUNDBREAKING PARTNERSHIP TO REVOLUTIONIZE

CYBERSECURITY

MONTREAL, April 8th, 2024 – CSR5 GLOBAL Inc. (CSR5) and Quantum eMotion Corp. (QeM) (TSX-V: QNC; OTCMKTS: QNCCF) are thrilled to announce a landmark partnership aimed at redefining the landscape of cybersecurity. This strategic alliance positions QeM as the exclusive provider of cutting-edge, post-quantum cryptography and cloud-based security solutions to CSR5, marking a significant leap forward in our shared commitment to reducing risk through enhanced response, resilience, and recovery capabilities.

Quantum eMotion is at the forefront of developing revolutionary quantum-based security solutions, offering a beacon of hope in the fight against the modern world’s increasingly sophisticated cyber threats. Through this partnership, QeM’s state-of-the-art technology will become a cornerstone of CSR5’s comprehensive security solutions, designed to tackle the challenges of today’s digital age head-on.

Francis Bellido, QeM’s CEO, said: “In 2024, cybercrime’s relentless advance is projected to incur global financial losses of a staggering $600 billion. Traditional cybersecurity measures, while essential, often prove inadequate against the coordinated and technologically advanced threats of today, leaving businesses exposed to potentially catastrophic risks.”

James Castle, President, and Co-Founder of CSR5, remarked, “At CSR5, our business model goes beyond merely addressing challenges; it revolutionizes them. Through an innovative approach, we weave response and recovery into a seamless strategy. Our collaboration with QeM significantly strengthens our capabilities, allowing us to prevent unauthorized access and effectively reduce the consequences of security breaches.”

He further expressed, “As we gear up for our much-anticipated pre-launch at the Toronto Tech Fest on May 22nd, and the official unveiling of Version 1.0 at Collision Toronto from June 17th to

20th, we warmly invite you to join us. This event promises attendees a unique opportunity to gain firsthand insights through a day packed with presentations from our strategic partners, including QeM. Moreover, we’re offering an exclusive 50% discount on our subscription fees for the first year, underscoring our dedication to fortifying the future of your business.”

About CSR5

CSR5 is revolutionizing the cybersecurity industry with its wholistic cybersecurity service platform. Backed by the world’s largest cyber defense hub under Cyber Security Global Alliance, CSR5 offers SMBs a cost-effective solution to implement a best-in-class cybersecurity program. This program reduces overall risk, implementation costs, and improves resiliency, strategically positioning businesses for response and recovery.

CSR5 offers a comprehensive cybersecurity solution that integrates advanced protection and rapid recovery to ensure your small to medium-sized business remains resilient and successful in the face of evolving cyber threats through proactive protection and rapid recovery. Join us in creating a new pathway for the future of cybersecurity today.

For further information, please contact:

Dr. Chris Golden PhD, CEO & Co-Founder

E-mail: chris.golden@csr5-global.com

James Castle, President & Co-Founder

E-mail: james.castle@csr5-global.com

Corporate Email: info@csr5-global.com

Website: www.csr5-global.com

About QeM

The Company’s mission is to address the growing demand for affordable hardware and software security for connected devices. QeM has become a pioneering force in classical and quantum cybersecurity solutions thanks to its patented Quantum Random Number Generator, a security solution that exploits the built-in unpredictability of quantum mechanics and promises to provide enhanced protection for high-value assets and critical systems.

The Company intends to target highly valued Financial Services, Healthcare, Blockchain Applications, Cloud-Based IT Security Infrastructure, Classified Government Networks and Communication Systems, Secure Device Keying (IOT, Automotive, Consumer Electronics) and Quantum Cryptography.

For further information, please visit our website at https://www.quantumemotion.com/ or contact:

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Francis Bellido, Chief Executive Officer

Tel: 514.956.2525

Email: info@quantumemotion.com

Website: www.quantumemotion.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described in the Corporation’s periodic reports including the annual report or in the filings made by Quantum from time to time with securities regulatory authorities.

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